Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE ARTICLES OF INCORPORATION OF
PMGC HOLDINGS INC.

PMGC Holdings Inc., a corporation organized and existing under and by virtue of the Nevada Revised Statutes, does hereby certify:

FIRST: That the Board of Directors of PMGC Holdings Inc. duly adopted resolutions setting forth a proposed amendment of the Articles of Incorporation of said corporation (the “Articles of Incorporation”), declaring said amendments to be advisable and in the best interests of the Corporation and its shareholders. The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that Article IV, Section 1 of the Articles of Incorporation of the Corporation be amended and restated in its entirety as follows:

Section 1. Number of Authorized Shares. The total number of shares of stock which the Corporation shall have the authority to issue shall be 785,714,286 shares. The Corporation shall be authorized to issue two classes of shares of stock, designated as “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue 285,714,286 shares of Common Stock, each share to have a par value of $0.0001 per share, and 500,000,000 shares of Preferred Stock, each share to have a par value of $0.0001 per share.

“Effective as of 12:00 AM EST on March 10, 2025 (the “Effective Time”), each seven (7) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive one whole share. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the right to receive a whole share in lieu of any fractional share of Common Stock as set forth above.”

SECOND: That said amendment was duly adopted in accordance with Section 78.207 of the Nevada Revised Statutes.

[Signature page follows]

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on February 26, 2025.

By:	/s/ Graydon Bensler
Name:	Graydon Bensler
Title:	Chief Executive Officer and Chief Financial Officer